CWS HOSPITALITY

The Celebrate With Sarah brand is expanding to high-end hospitality through short term vacation rentals and experiences in Nashville, Tennessee.

Our new bigger brand also shares the most important facet of our mission, to be socially conscious and give back.





SARAH BUXBAUM

FOUNDER

Entrepreneur with 15 years of high-end hospitality and customer service experience, including positions as Food & Beverage Manager at two large international hotels.

Currently runs a celebration based business, focused on creating memorable dessert tablescapes for weddings and events.




FLOWER
Amelia's
FLOWER TRUCK
THE ONE WHERE
ARYN
GETS MARRIED



OUR MISSION

We make celebrations unique.
A crossover of a boutique hotel and an Airbnb, with a socially conscious core to give back, our focus is the experience driven type of tourism.


THE HISTORIC SITE
DECCA RECOR
THE QUONSET

Client Demographics

Women traveling to Nashville represent a different type of tourist.

They are centered on fun, safe, inclusive, and memorable, Instagram-friendly experiences — staying in neighborhoods, eating in neighborhood spots, visiting local bars.

WHY DOES NASHVILLE NEED CWS HOSPITALITY?

We create an intimate experience that travelers don’t get in a hotel or typical Airbnb.

- Details to leave our guests feeling pampered such as: fresh flowers, chilled champagne, and our Signature Celebration Box filled with face masks, hair products & special gifts to take home.

- Cozy couches, luxurious bedding and crystal chandeliers create a warm, glamorous and inviting atmosphere, centered around the moments that matter most.

- Every guest will be helping spread joy beyond Nashville, through projects focused on children worldwide, via The Sarah Annelise Foundation.



Key Market Insights

15.2 MILLION TOURISTS SPENT OVER $7 BILLION IN NASHVILLE IN 2018

DIRECT VISITOR SPENDING (BILLIONS)



Direct Visitor Spending (billions)
$3.6
$3.8
$4.3
$4.6
$5.0
$5.4
$5.7
$6.0
$6.5
$7.0
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Source: US Travel Assn

NUMBER OF VISITORS (MILLIONS)



Number of Visitors (millions)
9.4
10.0
11.2
11.5
12.2
13.1
13.5
13.9
14.5
15.2
2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Source: NCVC, STR, Visitor Profile data

Nashville by the Numbers

$7 BILLION

spent by travelers in 2018

#1

growth in the past five years. Nashville demand (hotel rooms sold) has increased faster than any other top 30 city in the United States.

#6

of Top 50 Meeting Destinations in the United States

15.2 MILLION

travelers visited Nashville in 2018

$247

average nightly rate for a traditional Airbnb


The
paper bag

74%

AVERAGE AIR BNB OCCUPANCY RATE IN NASHVILLE

Source: Realtor.com 2019

Timeline of Projects

Monthly priorities and deliverables

SEPTEMBER 2019
Launch Wefunder Campaign

FEBRUARY 2020
Raise $60k and hit minimum goal

APRIL 2020
Purchase and open first location in Nashville

SEPTEMBER 2020
Start repayment to investors

MARCH 2022
Open second location

To Learn More & Invest:


hi

INVESTMENT CAMPAIGN PAGE

www.wefunder.com/celebratewithsarah

EMAIL ADDRESS

hello@celebratewithsarah.com